Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 23, 2014 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2014. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of the Company and its subsidiary. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements included or incorporated by reference in this MD&A include, but are not limited to, statements with respect to:

  continued development of Company’s products and business;

  the Company’s growth strategy;

  production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein™ and Nutratein® canola protein isolates;

  marketing strategies for the Company's soy, pea and canola proteins;

  development and commercialization for soy, pea and canola proteins;

  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

  construction of production facilities;

  future protection of intellectual property and improvements to existing processes and products;

  regulatory approval;

  input and other costs; and

  liquidity and working capital.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and its subsidiary to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. As a result, actual actions, events or results may differ materially from those described in forward-looking information, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in this MD&A under the heading "Risks and Uncertainties" and elsewhere. Although forward-looking information contained in this MD&A is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with the forward-looking information. Forward-looking information contained herein is as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Material risk factors that could cause actual results to differ materially from the forward-looking information are contained under the heading "Risks and Uncertainties".

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein which offers clarity and complete nutrition for low pH systems; Peazazz® pea protein which is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein™ and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 220 issued patents worldwide, including 55 issued U.S. patents, and in excess of 400 additional patent applications, 59 of which are U.S. patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

RIGHTS OFFERING

On February 7, 2014, the Company announced that it filed with applicable securities regulatory authorities in Canada, the United States and the Toronto Stock Exchange (TSX) relevant materials to commence an offering of shares by way of a rights offering. Burcon issued to each shareholder as of February 19, 2014 (the “Record Date”) in certain provinces in Canada and in the United States, one transferable right (the “Rights”) for each common share held by such shareholder. Every 17 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.82 per common share for maximum proceeds to Burcon of $5,245,978, with net proceeds of approximately $5.0 million. The Rights expired at 5:00 pm EST on April 2, 2014 (“Expiry Time”), at which time unexercised Rights were void and without value. The common shares that were issued upon exercise of the Rights were listed on the TSX and The NASDAQ Global Market. The rights offering was fully subscribed and closed on April 2, 2014. Financing costs related to the rights offering incurred up to March 31, 2014 were recorded as deferred financing costs as at March 31, 2014 and reclassified to share issue costs upon the closing of the financing.

The net proceeds from the rights offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon’s pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon’s intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon’s other protein extraction and purification technologies and for general working capital.

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corporation Limited (“ITC”), had each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would result in a minimum of 930,138 common shares being issued under the rights offering. As the rights offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment. As consideration for providing a standby guarantee, the Guarantors received share purchase warrants entitling the Guarantors to acquire up to 232,534 common shares at an exercise price of $2.82 per common share that will be exercisable up to April 2, 2016. In accordance with the policies of the TSX, the exercise of the Standby Warrants by the Guarantors is subject to shareholder approval, which will be sought at Burcon's next annual general meeting (the “AGM”), which is expected to be held around September 2014. The exercise of the Standby Warrants by ITC, as an insider of the Company, is subject to further shareholder approval at the AGM. If the Company fails to obtain the requisite shareholder approval for the Guarantors, the Company will pay to the Guarantors a cash fee of $52,460 as compensation for the Standby Commitment. If the Company fails to obtain the additional requisite shareholder approval for ITC, it will pay to ITC a cash fee of $26,828 as compensation for the Standby Commitment. The fair value of these warrants was estimated at $416,270 using the Black-Scholes pricing model and has been recorded as warrants on April 2, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

OPERATIONAL HIGHLIGHTS

Peazazz®

In July 2013, Burcon officially launched Peazazz® pea protein at the 2013 Institute of Food Technologists (“IFT”) Annual Meeting and Food Expo held in Chicago, Illinois. Visitors to Burcon’s booth were able to experience first-hand Peazazz®’s uniquely clean flavor characteristics and excellent solubility that allow its use in both low and neutral pH beverages as well as in a variety of other food and beverage product applications. Burcon demonstrated two products that highlight Peazazz®’s qualities and versatility:

Peach Mango Rhythm – made from 30% real juice, with all natural flavors and containing five grams of Peazazz® pea protein per 250 ml serving; and

Vanilla Jazz – a neutral pH milk-style beverage with a faint hint of vanilla flavoring, made with five grams of Peazazz® pea protein per 250 ml serving.

Peazazz® was well-received by food and beverage manufacturers who expressed strong interest in pursuing further discussions about Peazazz®, ranging from food and beverage makers looking to incorporate Peazazz® into their products, to potential manufacturing and marketing partners wanting to benefit from the competitive advantages Peazazz presents.

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products and powdered beverage mixes. Peazazz® can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

In June 2013, Burcon announced the completion of construction of the Peazazz® semi-works plant. The semi-works plant, located in Winnipeg, Manitoba, was built with commercial-scale equipment in order to produce the tonnage amounts required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products. These evaluations typically include consumer testing, market acceptance and shelf life evaluation. Constructing and operating a semi-works production plant using commercial-scale equipment is a critical step toward full commercialization. It ultimately shortens time-to-market and reduces risk. Peazazz® produced from multiple, non-consecutive production batches will demonstrate how Peazazz® can be reliably and consistently produced.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

Following IFT, Burcon entered into a number of material transfer agreements (“MTAs”) with potential partners and customers interested in Peazazz®. The list includes major food and beverage makers, industry suppliers, and potential manufacturing and sales partners. In August 2013, Burcon announced that the startup and commissioning of the Peazazz® semi-works plant was completed, allowing it to begin producing sample quantities for shipment to interested parties who had signed MTAs with Burcon. While the new semi-works plant utilizes commercial scale equipment, it will only be used to produce the amounts of Peazazz® needed for targeted market development activities with certain prospective customers. Since August 2013, the Winnipeg Technical Centre (“WTC”) has produced and shipped samples from the semi-works plant to these customers. Work continued at the WTC for the balance of the year to further develop the Peazazz® product that the Company believes will have the largest market potential and production runs provided data for planning for a full-scale production facility. The WTC also worked on planning a commercial scale production facility, including testing and optimizing equipment and production process.

During the year, Burcon has been in discussions with a number of potential partners to discuss the commercialization of Peazazz® and is considering various options, including building full-scale production facilities through a variety of partnership structures. As at the date of this MD&A, discussions are still on-going with certain parties.

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein. ADM’s intention to expand commercial production capacity of CLARISOY™ ensures that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

CLARISOY™ 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY™ 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

In August 2013, Burcon announced that the Canadian Institute of Food Science and Technology recognized the development and introduction of CLARISOY™ as a “significant innovation” with its 2013 Food Innovation Award, and highlighted CLARISOY™ as the world’s first vegetable-based protein that offers clarity and high quality protein nutrition in low pH food systems. Burcon also announced that ADM launched CLARISOY™ 120 in a powdered mix prototype called “Pineapple Shakeup” at the Institute of Food Technologists Annual Meeting and Food Expo in July 2013. CLARISOY™ 120 is designed for powdered drinks and drink mixes allowing for easy and rapid dispersibility when added to a liquid.

During the year, the WTC continued to carry out work as requested by ADM to gather information in support of the Semi-works Production Facility.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY™. During the year ended March 31, 2014, Burcon recorded royalty revenues of $94,724 (2013 - $30,309) comprised primarily of initial license fee payments previously deferred and recognized as royalty revenue.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Puratein®, Supertein™ and Nutratein®

As the focus of this year’s activity was primarily on Peazazz®, limited work was conducted on canola products.

Limited research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities. During the year, Burcon continued to work on securing interest from potential customers to establish the commercial value of Puratein® and Supertein™ canola protein isolates. Burcon also continued to work on pursuing an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® canola protein isolate to replace or partially replace dairy protein in certain high-value animal feed applications.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein®, Supertein™, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

  Applications to protect the “signature characteristics” of Puratein®, Supertein™, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the year, Burcon filed a new patent application and received 14 U.S. patent grants and continued the maintenance and prosecution of its patent applications.

In April 2014, Burcon was granted a key patent for a CLARISOY™ composition of matter patent application. This is the first CLARISOY™ composition of matter patent application that has been allowed and provides protection over the commercially valuable attributes of CLARISOY™.

In an effort to conserve its cash resources, Burcon abandoned certain non-core canola patents during the year that it deemed to be unessential for the purposes of achieving its strategic objectives in non-US countries.

Burcon currently holds 55 U.S. issued patents over canola, soy and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 59 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 220 issued patents covering inventions that include the 55 granted U.S. patents. Currently, Burcon has over 400 additional patent applications that are being reviewed by the respective patent offices in various countries.

SUMMARY OF OPERATING RESULTS
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2014	2013	2012
	IFRS	IFR S	IFRS

Royalty income	95	30	-
Interest and other income	291	86	139
General and administrative expenses	3,954	3,559	5,061
Research and development expenses	2,394	2,103	1,040
Loss for the year	(5,962)	(5,546)	(5,962)
Basic and diluted loss per share	(0.19)	(0.18)	(0.20)
Total assets	5,123	10,514	10,526
Total long-term liabilities	227	321	223
Weighted average shares outstanding (thousands)	31,625	30,621	29,961

RESULTS OF OPERATIONS

As at March 31, 2014, Burcon has not yet generated any significant revenues from its technology. Included in interest and other income for this year is approximately $229,000 of investment tax credits, $49,000 in interest income and $13,000 in management fees. For the year ended March 31, 2014 the Company recorded a loss of $5,961,545 ($0.19 per share), as compared to $5,545,522 ($0.18 per share) last year. Included in the loss amount is $538,640 (2013 - $637,749) of stock-based compensation (non-cash) costs, amortization of deferred revenue of $93,833 (2013 - $27,368), amortization of deferred development costs of $533,625 (2013 - $400,218), and amortization of property and equipment of $150,570 (2013 - $143,364. The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	2014	2013	2012
	IFRS	IFRS	IFRS

Salaries and benefits	1,285	1,598	2,742
Professional fees	1,927	1,353	1,432
Investor relations	354	227	345
Office supplies and services	164	147	125
Travel and meals	83	85	129
Other	106	112	119
Management fees	32	34	38
Amortization of property and equipment	3	3	4
NASDAQ filing fees	-	-	128

	3,954	3,559	5,062

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $377,000 (2013 - $570,000).

The cash portion of salaries and benefits decreased by about $121,000 as compared to last year due mostly to $94,000 for the termination of two staff members, and $18,000 in employer payroll contributions paid during the second quarter of last year as a result of employee option exercises.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

Professional fees
(unaudited, in thousands of dollars)

	2014	2013	2012
	IFRS	IFRS	IFRS

Intellectual property	1,718	1,184	1,028
Legal and audit	186	138	344
Consulting	23	31	60

	1,927	1,353	1,432

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs and account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Taking into account about $132,000 of CLARISOY™-related patent costs to deferred development costs for the quarter ended June 30, 2012, our patent costs have increased by about $403,000 over last year. Patent maintenance costs have increased by about $147,000, due in part to certain non-core patents maintenance fees that were deferred last year but came due this year. In addition, national phase filing costs contributed to about $59,000 of the increase and our patent portfolio has been steadily growing with patent applications for Peazazz® and other new inventions. Since the beginning of the fiscal year, our patent portfolio has grown by 47 patents around the world, excluding those non-core patents we have abandoned as noted above. Activity levels for the CLARISOY™ portfolio has also increased significantly as we progress through the patenting application process. From inception, Burcon has expended approximately $10.5 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Investor relations

Included in investors relations expenses is stock-based compensation expense of about $15,000 (2013 - $16,000) for options granted to a U.S. investor relations firm that was retained during the last quarter of last year. The cash portion of investor relations expenses increased by about $128,000 over last year. The increase is due to about $67,000 for an extensive European roadshow in the third quarter, $67,000 in U.S. investor relations consultant fees and travel expenses, $26,000 in news releases, as well as of $5,000 in website costs for the production of product videos. This was offset by a decrease in public relations consultant fees of about $20,000, $14,000 in annual report expenses and $3,000 in advertising costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows: (unaudited, in thousands of dollars)

	2014	2013	2012
	IFRS	IFRS	IFRS

Salaries and benefits	1,236	1,078	608
Amortization, deferred development costs	534	400	-
Laboratory operation	301	324	239
Amortization, property and equipment	148	140	97
Analyses and testing	70	57	50
Rent	85	79	42
Travel and meals	20	25	4

	2,394	2,103	1,040

During the years ended March 31, 2013 and 2012, Burcon capitalized about $1,128,000 and $123,000 of CLARISOY™ development costs, respectively. Burcon ceased the deferral of these costs on June 30, 2012 and also commenced the amortization of these costs on a straight-line basis over 50 months. To-date, Burcon has amortized a total of $933,843 of CLARISOY™-related expenditures, of which $533,625 were amortized during the current year.

A significant portion of R&D expenses is comprised of salaries and benefits. Before taking into account the salaries and benefits that were deferred in the first quarter of last year, there was no significant change in the cash portion of salaries and benefits this year as compared to last year. Stock-based compensation expense increased by about $94,000 over last year, due to stock-based compensation expense recorded for options granted in the third quarter of this year and also in the third quarter of last year.

Laboratory operation expenses (before capitalization of about $15,000 to deferred development costs in Fiscal 2013) decreased by about $38,000 over last year. This was due to a decrease in lab supplies of about $19,000, repairs of maintenance costs of about $16,000 and equipment rental expenses of $8,000, offset by an increase of utilities expenses of about $5,000. R&D travel also decreased by about $27,000, due mostly to travel by the Winnipeg staff to ADM for the start-up of the Semi-works Production Facility, which were capitalized to deferred development costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

LIQUIDITY AND FINANCIAL POSITION

Financial Position
As at March 31 (in thousands of dollars)

	2014	2013	2012
	IFRS	IFRS	IFRS

Cash and cash equivalents	1,393	4,603	3,857
Restricted cash	-	-	362
Short-term investments	-	2,086	2,302
Amounts receivable	141	35	37
Property and equipment, net of amortization	664	560	626
Deferred financing costs	215	-	-
Deferred development costs, net of amortization	1,290	1,823	1,969
Total assets	5,123	10,514	10,526
Shareholders' equity	4,323	9,746	9,387

Conditions do exist, as described in the Consolidated Financial Statements, that cast substantial doubt over the Company’s ability to continue as a going concern. As at March 31, 2014, the Company had not earned significant revenues from its technology, had an accumulated deficit of $64,400,964 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At March 31, 2014, the Company had cash and cash equivalents of $1.4 million. As noted above, Burcon completed a rights offering for net proceeds of approximately $5.0 million on April 2, 2014. The Company expects this will be sufficient to fund its operations until at least July 2015, excluding potential proceeds from the exercise of convertible securities or royalty revenues from the sales of CLARISOY™.

During the year ended March 31, 2014, Burcon recorded approximately $95,000 in royalty revenues (2013 - $30,000), almost entirely from the recognition of previously deferred initial license fees received. Due to the nature and size of the Semi-works Production Facility, Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. As noted above, ADM provided written notice to Burcon that it intends to increase its annual production capacity beyond the capacity of the semi-works production facility. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. The amount of royalty revenues that may be derived from the Semi-works Production Facility and a full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the year ended March 31, 2014, measured in terms of cash flows from operating activities before changes in non-cash working capital items, totalled approximately $4.8 million and, as compared to $4.4 million in the comparative period.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

Including the development expenditures and initial license fees that were deferred in the comparative period, cash used in operations increased by about $193,000. The increase in patent-related activities accounted for $403,000 of the increase, as did an increase in investor relations expenses of about $128,000, an increase in legal fees of $51,000, a decrease in royalty and interest income of about $23,000, offset by the Manitoba investment tax credit recorded this year of about $229,000, a decrease in laboratory operational expenses of about $38,000, $121,000 from a decrease in salaries and benefits, as well as a decrease in R&D travel costs of about $27,000.

At March 31, 2014, Burcon’s working capital was approximately $1.1 million (March 31, 2013 - $6.4 million). As at the March 31, 2014, Burcon had not committed to any significant capital expenditures. However, Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and $1.5 million in patent legal fees and disbursements in fiscal 2015. We expect six patent applications to enter national phase starting in the second quarter of fiscal 2015, and we also expect to incur patenting costs for new patent applications, as well as applications that will incur costs related to European registrations.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least July 2015. The estimated date excludes proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon may require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments may comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earned interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2014, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.17% (2013 – 1.19%) and the weighted average interest rate earned on short-term investments was 1.45% (2013 – 1.51%). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2014 is estimated to be a $14,000 increase or decrease in interest income per year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at March 31, 2014 was $572,908, all of which is within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.

OUTSTANDING SHARE DATA

As at March 31, 2014, Burcon had 31,624,693 common shares and 1,986,161 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $6.50 per share. Burcon also had 57,500 warrants that are convertible to an equal number of shares outstanding at an exercise price of $4.00 per share.

As at the date of this MD&A, Burcon had 33,484,969 common shares and 1,986,161 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $6.50 per share. Burcon also had 232,534 warrants that are convertible to an equal number of shares outstanding at an exercise price of $2.82 per share. These warrants are subject to shareholder approval at the 2014 annual general meeting as described above. The 57,500 warrants with an exercise price of $4.00 per share expired unexercised subsequent to the year-end.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
		December 31,	September 30,
	March 31, 2014	2013	2013	June 30, 2013
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	148	150	42	46
Loss for the period	(1,239)	(1,538)	(1,604)	(1,581)
Basic and diliuted loss per share	(0.04)	(0.05)	(0.05)	(0.05)

		Three months ended
	March 31,	December 31,	September 30,
	2013	2012	2012	June 30, 2012
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	50	26	11	29
Loss for the period	(1,403)	(1,754)	(1,352)	(1,037)
Basic and diliuted loss per share	(0.04)	(0.06)	(0.05)	(0.04)

Included in the loss of the first to fourth quarters this year are about $87,000, $83,000, $274,000 and $95,000 of stock-based compensation expense, respectively. Similarly, included in the four quarters of fiscal 2013 are about $7,000, 5,000, $534,000 and $92,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarters of this year and last year relate to the recognition of options granted in those quarters that had vested immediately.

Included in the loss of each of the quarters of this year and in each of the last three quarters of fiscal 2013 is $133,000 of amortization of deferred development costs.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached historical highs, in the first and second quarters of this year of $442,000 and $551,000, respectively. Patent legal fees and expenses were comparatively lower during the four quarters of fiscal 2013, due to only one patent having entered national phase during each quarter. In addition, starting the third quarter of fiscal 2013, Burcon started to defer annuity payments of non-core patents. Some of these previously deferred payments came due in the first and second quarters of this year, which contributed partly to the higher expenditure levels. Patent expenditures were about $400,000 and $311,000 in the third and fourth quarter, respectively, with higher fees from three patent applications that entered national phase during the third quarter. As the Company abandoned certain non-core canola patents in the third quarter, the related maintenance fees were lower starting in the third quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by ITC Corporation Limited who has approximately 21% equity interest in Burcon, for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the year ended March 31, 2014 is $63,721 (2013 - $63,163) for office space, and equipment rental.

For the year ended March 31, 2014, included in general and administrative expenses (management fees) is $32,365 (2013 - $33,730) for administrative services provided. At March 31, 2014, $1,423 (March 31, 2013 - $3,079) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2014, included in interest and other income are $12,895 (2013 - $14,263) for legal and accounting services provided by the Company. At March 31, 2014, $1,424 (March 31, 2013 - $531) of this amount is included in amounts receivable. Included in deferred financing costs are fees of $2,550 (2013 - $nil) and included in share issue costs are fees of $nil (March 31, 2013 - $5,100) for administrative services provided directly for the equity financings.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”).

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of revenues and expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 6 to the consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2013. These changes have been made in accordance with the applicable transitional provisions.

  The Company has adopted IFRS 10, Consolidated Financial Statements, which did not result in any changes to the Company’s scope of consolidation.

  The Company has adopted IFRS 12, Disclosure of Interests in Other Entities, which outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. This standard did not have a significant impact on the financial statements of the Company.

  The Company has adopted the amendments to IAS 1, Presentation of Financial Statements. These amendments requires the Company to group other comprehensive income items by those that may be recycled through net income and those that will not be recycled through net income. The adoption did not result in changes to the consolidated interim statements of operations and comprehensive loss, as the Company currently does not have any transactions to recognize within other comprehensive income.

  The Company has adopted IFRS 13, Fair Value Measurement. The adoption of IFRS 13 did not result in any measurement adjustments as at April 1, 2013.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRS IC.

IFRS 9 - Financial instruments - Classification and Measurement

The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. Financial liabilities are measured at either at fair value through profit and loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impaired and classification and measurement requirements.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

IAS 32 - Financial Instruments: Presentation

IAS 32 is amended to clarify requirements for offsetting of financial assets and financial liabilities. IAS 32 is effective for years beginning or after January 1, 2014.

IFRIC 21 – Levies

IFRIC 21 provides guidance on when an obligating event occurs that gives rise to a liability to pay a government levy that is not income tax. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

The Company does not expect any material impact from the adoption of these standards.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2014 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. They have evaluated and determined these internal controls and procedures over financial reporting as at March 31, 2014 and concluded they are effective. They have also concluded that there were no significant changes in the ICFR that occurred during the year ended March 31, 2014 that could have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and ICFR.

EMERGING GROWTH COMPANY STATUS

As a U.S. listed public company with less than US$1 billion in gross revenue, we continue to qualify as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

As the shares issued in the recently completed rights offering were registered in the United States, we will no longer qualify as an EGC on March 31, 2020. For the year ending March 31, 2021, the Company will require a public company’s registered public accounting firm to provide an attestation report relating to management’s assessment of internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2014 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 220 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 55 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

Development and commercialization – On June 18, 2012, Burcon announced that ADM has begun commercial production of CLARISOY™ soy protein and Burcon is providing samples from the Peazazz® semi-works facility required by food and beverage companies to conduct full-scale, market evaluations of Peazazz® in their consumer products. However, it has not commercialized any of its other products, and accordingly, has not begun to market, sell or generate revenues from these products. There can be no assurance that any of these products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. With the exception of CLARISOY™ soy protein, none of Burcon’s potential products are commercially available as a food ingredient for human consumption. Given that ADM has chosen not to license Burcon’s technology for producing Puratein® and Supertein™ canola protein isolates, Burcon must secure an alternative strategic partner to do so. If Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Burcon is dependent on ADM to commercialize its CLARISOY™ soy protein. Even if Burcon commercializes a product or products, its business strategy may not be successful. Although Burcon is in discussions with potential partners for Peazazz® pea protein and Nutatein® canola protein isolate, no strategic alliance has yet been formed. Even if Burcon commercializes a product or products, its business strategy may not be successful.

History of operating losses and financing requirements– Burcon has accumulated net losses of approximately $64.4 million from its date of incorporation through March 31, 2014. On December 19, 2012, Burcon announced that it had been notified by ADM of the first commercial sale of CLARISOY™ soy protein produced by ADM. However, Burcon reported minimal royalty revenue during fiscal 2013 and fiscal 2014. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy Agreement, the magnitude of these future royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will be significant, Burcon expects such losses to increase as it continues to commercialize its products, its research and development and product and its application trials. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $60.4 million from the sale or issuance of equity securities. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at the date of this MD&A, Burcon had approximately $5.8 million in cash and cash equivalents. Burcon believes that it has sufficient capital to fund operations through at least July 2015. Although Burcon has sufficient funds to operate until July 2015, it will need additional capital in order for the Company to meet its business objectives. In addition, conditions do exist, as described in the Liquidity and Financial Position section above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. Although global financial markets have been in recovery, the inherent risk in investing in early stage companies such as Burcon may make it difficult for the Company to obtain capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2014 and 2013

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its pea protein.

Pea

Burcon will continue to supply samples produced from the Peazazz® semi-works facility to potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to negotiate and further its discussions with these potential partners to jointly commercialize Peazazz®. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein line.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon will continue to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® as a full or partial replacement to dairy protein in certain high-value animal feed applications. For Supertein™ and Puratein® canola protein isolates, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.